December 22, 2009

Brian M. NeSmith
President & CEO
Blue Coat Systems, Inc.
420 North Mary Avenue
Sunnyvale, CA 94085

> **Re:** **Blue Coat Systems, Inc.**
> **Form 10-K and Form 10-K/A for the Year Ended April 30, 2009**
> **Filed on June 22, 2009 and August 27, 2009, respectively**
> **Form 10-Q for the Quarter Ended October 31, 2009**
> **Filed on December 1, 2009**
> **Form 8-K Filed May 27, 2009**
> **File No. 000-28139**

Dear Mr. NeSmith:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended April 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

1.   In future filings, please consider expanding your discussion and analysis overview to include known trends, demands, commitments, events and uncertainties. Disclosure

decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. See SEC Release Nos. 33-6835 and 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 9. Income taxes, page 85

2.   We note from your disclosures on page 45 that the increase in your income tax valuation allowance of $13.3 million is primarily the result of a "tax accounting methodology change and certain adjustments identified upon filing [your] 2008 federal and state income tax returns." Please further explain the nature of these changes and adjustments.

Item 15. Exhibits, page 100

3.   We note that during the fiscal year ended April 30, 2009, one channel partner customer, Alternative Data Technology, Inc., accounted for 12.4% of your net revenue. It does not appear that you have filed any agreement with Alternative Data Technology, Inc. as an exhibit. In your response letter, please tell us whether you have any agreement with Alternative Data Technology, Inc.; if you have an agreement, please provide us with your analysis as to how you determined not to file any such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, if you have an agreement with Alternative Data Technology, Inc., please make sure that future filings include a complete description of the material terms of such agreement.

Amendment No. 1 to Annual Report on Form 10-K for the Fiscal Year Ended April 30, 2009

Item 11. Executive Compensation

Compensation Components

Base Salary, page 10

4.   We note the table disclosing each named executive officer's base salary for fiscal 2009. We also note the base salary of four named executive officers was increased in fiscal 2009. In your response letter, for each named executive officer other than Mr. NeSmith, please discuss the specific reasons for the increase in each named executive officer's salary; also include a representation that, if applicable, you will include similar disclosure in future filings.

Short Term Incentive Compensation

Profit Sharing Plan, page 11

5.   In your response letter, please include a more detailed discussion linking
        performance against corporate targets with the amount of cash bonus actually
        awarded to each named executive officer. For example, but without limitation,
        although you state that your profit achievement in most quarters of fiscal 2009 was
        not sufficient to result in payments under the Profit Sharing Plan, specifically discuss
        your performance against targets for each quarter, and how that resulted in the
        amounts awarded. In addition, include a representation that you will include similar
        disclosure in future filings, if applicable.

Sales Compensation, page 12

6.   We note that you have not disclosed performance targets for your sales compensation
        plan. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of
        the specific items of performance that are taken into consideration in setting
        compensation policies and making compensation decisions and how specific forms of
        compensation are structured and implemented to reflect these performance items.
        Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation
        S-K to omit the performance targets and, if so, tell us whether you have a competitive
        harm analysis that supports your reliance on that instruction. If you are relying on
        Instruction 4, please tell us how you considered discussing the level of difficulty
        associated with achieving the undisclosed target levels, as required by the Instruction.
        In addition, please include a more detailed discussion linking performance against
        targets with the amount of cash bonus actually awarded to Mr. Biggs.

Long Term Incentive Compensation, page 12

7.   We note your statement that your CEO provided his initial recommendation to the
        Compensation Committee regarding the size and structure of the awards based upon
        his estimation of the size of the awards that would be necessary to recruit individuals
        of similar skill to the executive positions. In your response letter, please include
        more detailed information regarding how you determined the mix of equity to award,
        and the exact number of restricted stock units or options to grant to each named
        executive officer. Please also include a representation that you will include this
        disclosure in future filings, if applicable.

Form 10-Q for the Quarter Ended October 31, 2009

Note 9. Income Taxes, page 20

8.   We note that the balance of the current and non-current portion of deferred income
        tax assets remained unchanged from year-end April 30, 2009 to quarter-end October

31, 2009. Tell whether you perform an analysis of your current and long-term deferred income tax assets during the interim periods and specifically address how you considered the guidance in ASC 740-270 in accounting for your interim period taxes.

Form 8-K Filed May 27, 2009

9.   We note that the company delayed your fourth fiscal 2009 earnings release due to a "recently identified irregularity with a single shipment" in your European operations. Please explain further the problem identified and tell us what impact, if any, this "irregularity" had on your results of operations and specifically, the revenues recognized for the period. Further, tell us whether this issue relates to the change in your fulfillment model and tell us how you rectified this matter.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-428 or Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief